UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K
_______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 000-52059
_______________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PGT Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PGT, Inc.
1070 Technology Drive
North Venice, Florida  34275

PGT Savings Plan

Audited Financial Statements (Modified Cash Basis) and
Supplemental Schedule (Modified Cash Basis)

Years ended December 31, 2013 and 2012

Table of Contents

Page
Number
Report of Independent Registered Public Accounting Firm - Mayer Hoffman McCann P.C.	1
Audited Financial Statements (Modified Cash Basis):
Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statements of Changes in Net Assets Available for Plan Benefits (Modified Cash Basis)	3
Notes to Financial Statements	4

Supplemental Schedule (Modified Cash Basis):
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis)	13

Signature	14

Exhibit Index	15

Report of Independent Registered Public Accounting Firm

The Trustees
PGT Savings Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of PGT Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in conformity with the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 23, 2014
Clearwater, Florida

PGT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	At December 31,
	2013	2012
Assets:
Investments, at fair value	$37,777,143	$31,531,790
Notes receivable from participants	2,682,286	2,346,641
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts within common collective trust	(54,396)	(179,890)

Net assets available for benefits	$40,405,033	$33,698,541

See accompanying notes.

PGT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	Years ended December 31,
Additions to net assets:	2013	2012
Investment income:
Interest and dividends	$1,069,048	$708,430
Interest income from notes receivable	101,482	90,871
Net appreciation in fair value of investments	5,207,800	3,416,362
Total investment income	6,378,330	4,215,663

Contributions:
Employer	1,134,028	227,844
Participants	2,072,910	1,543,000
Rollovers	114,382	99,182
Total contributions	3,321,320	1,870,026
Total additions	9,699,650	6,085,689

Deductions from net assets:
Distributions to participants	(2,964,058)	(2,534,373)
Administrative fee	(29,100)	(42,402)
Total deductions	(2,993,158)	(2,576,775)

Net increase in net assets available for benefits	6,706,492	3,508,914
Net assets available for benefits at beginning of year	33,698,541	30,189,627
Net assets available for benefits at end of year	$40,405,033	$33,698,541

See accompanying notes.

PGT Savings Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2013 and 2012

1. Plan Description

The following description of the PGT Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of PGT Industries, Inc. (the “Company,” “Employer” or “Plan Sponsor”), a wholly-owned subsidiary of PGT, Inc. (“PGT”). The Plan became effective on October 1, 1982 and was amended and restated through the adoption of a non-standardized prototype adoption agreement effective January 1, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 “ERISA”, as amended.

Eligibility

Employees participating in the Plan prior to the Plan’s restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month following the employee’s completion of three months of service as defined in the Plan document.

Contributions

The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Employees can defer up to 100% of their compensation subject to Internal Revenue Code (“IRC”) limitations. Employees who have attained age 50 before the end of the Plan year may also make additional catch up contributions, subject to IRC limitations.

For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a matching contribution equal to a percentage of the eligible participant’s elective deferrals made. The Plan Sponsor shall determine the amount, if any, of the matching contribution. The Company amended the Plan in 2008 to make its matching contributions totally discretionary. Effective on December 30, 2007 (the first day of the Company’s 2008 fiscal year), the Company suspended the matching contribution portion of the Plan. For the Plan year ending December 31, 2013, the Company did a three percent employer match for the first three quarters in the amount of $861,407. For the fourth quarter, there was a three percent match that was funded in the first quarter of 2014 in the amount of $322,748. For the Plan year ending December 31, 2012, the Company did a one percent employer match for the first three quarters in the amount of $227,844. For the fourth quarter of 2012, there was a three percent match that was funded in the first quarter of 2013 in the amount of $246,475.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2013 and 2012

The Company, by action of its Board of Directors, may make a discretionary profit sharing contribution. Profit sharing contributions are allocated to all participating employees who have been credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants for the Plan year. No profit sharing contributions were made during 2013 and 2012.

Vesting

Participants immediately vest in their contributions and fund earnings or losses. Participants fully vest in the Company’s contributions after five years of service.

Notes Receivable from Participants

The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested balance in the Plan. Loan terms range from one to five years, except in the case that the loan is used for the purchase of a participant’s principal residence, in which case the repayment period may extend to no more than 15 years. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate to regional bank rates for similar loans. Principal and interest are paid ratably through weekly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. In September 2013, the Loan Policy was amended to limit the number of outstanding loans at any point in time to no more than five.

Benefits

For Employer matching and profit sharing contributions and earnings thereon, participants are vested ratably over five years of service, being fully vested upon completion of five years of service. Upon retirement, death, or disability, participants or their beneficiaries are vested 100% in all contributions and earnings. Participants are fully vested in their contributions and earnings thereon at all times. Retirement benefits are paid to the participant in a single, lump-sum payment. Hardship withdrawals by Plan participants may be made upon written request to and approval by the Plan administrator.

Investments

Effective October 28, 2006, T. Rowe Price Trust Company (“T. Rowe Price”) began serving as trustee of the Plan. T. Rowe Price invests Plan contributions and holds the assets of the Plan. Contributions may be invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions, if any, are invested based on the participant’s allocation directions.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2013 and 2012

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions; and (b) Plan investment results. Allocations are based on participant contributions, individual fund earnings or account balances, as defined. Forfeited, non-vested balances are used to reduce Employer contributions or pay qualified Plan expenses. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Forfeited non-vested accounts in 2013 and 2012 totaled $25,283 and $15,293, respectively. Forfeitures used to reduce employer contributions in 2013 and 2012 were $16,514 and $18,656, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes 100% vested in the value of his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The preparation of financial statements on the modified cash basis requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets and liabilities and disclosures of contingent liabilities, if any.  Actual results could differ from those estimates and assumptions. Contributions are recorded when received, investment income is recorded as it is collected, and benefit payments and expenses are recorded when paid.

As described in ASC 820-10, Fair Value Measurements and Disclosures and Accounting Standards Update (“ASU”) 2009-12 Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, the T. Rowe Price Stable Value Fund (the “Fund”). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in this common collective trust as well as the adjustment of the investment in this common collective trust from fair value to contract value relating to the investment contracts. The accompanying statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  PGT common stock is valued at market price on the last day of the Plan year. The fair value of participation units of the Fund are determined based on the fair value of the underlying investments of the trust based on quoted market prices and then adjusted by the issuer to contract value. The contract value is determined based on quoted redemption values. Notes receivable from participants are valued at their outstanding balances, which approximate market value. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded as received. Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Except for an annual fee charged by T. Rowe Price that is paid by the Plan, administrative expenses of the Plan are generally absorbed by the Plan Sponsor.

3. Income Tax Status

The Plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. However, the Plan is subject to income tax examinations for the tax years 2010 and all subsequent years.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2013 and 2012

4. Investments

During 2013 and 2012, the Plan’s investments (including investments purchased and sold, as well as held during the years) appreciated in fair value as follows:

	Years ended December 31,
	2013	2012
Fair value determined by quoted market prices:
Mutual funds	$4,594,940	$3,026,336
Common stock	612,860	390,026
Net appreciation in fair value of investments	$5,207,800	$3,416,362

Individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	At December 31,
	2013	2012
T. Rowe Price:
Retirement 2015 Fund	$3,292,779	$3,227,903
Retirement 2020 Fund	6,083,534	5,129,204
Retirement 2025 Fund	6,496,373	5,370,170
Retirement 2030 Fund	5,212,734	4,049,211
Retirement 2035 Fund	3,392,561	2,346,043
Retirement 2040 Fund	2,261,959	1,743,806
Stable Value Fund	3,892,427	4,364,345

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2013 and 2012

5. Investment Contracts

The Plan invests in the T. Rowe Price Stable Value Fund which is a collective trust that invests in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies, and other issuers and securities supporting such synthetic investment contracts, as well as other similar instruments that are intended to maintain a constant net asset value while permitting participant-initiated benefit-responsive withdrawals for certain events.

As described in note 2, because the guaranteed investment contracts held by the Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan by the Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

	Years ended December 31,
	2013	2012
Average yields :
Based on actual earnings	2.06%	2.36%
Based on interest rates credited to participants	2.29%	2.45%

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2013 and 2012

6. Fair Value Measurements

The following table sets forth information regarding the Plan’s financial assets that are measured at fair value in accordance with ASC 820.

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Mutual funds
Blended Assets Fund	$29,964,246	$29,964,246	$-	$-
Foreign Large Blend Fund	408,695	408,695	-	-
Intermediate Term Bond Fund	277,054	277,054	-	-
Large Blended Fund	1,079,971	1,079,971	-	-
Large Cap Growth Fund	573,717	573,717	-	-
Large Growth Fund	310,948	310,948	-	-
Mid Cap Blend Fund	52,468	52,468	-	-
Money Market Fund	1	1	-	-
Small Cap Fund	228,333	228,333	-	-
Small Cap Growth Fund	273,923	273,923	-	-
Common stock	715,360	715,360	-	-
Common collective trusts	3,892,427	-	3,892,427	-
Grand total	$37,777,143	$33,884,716	$3,892,427	$-

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Mutual funds
Blended Assets Fund	$24,596,514	$24,596,514	$-	$-
Foreign Large Blend Fund	318,513	318,513	-	-
Intermediate Term Bond Fund	405,142	405,142	-	-
Large Blended Fund	425,097	425,097	-	-
Large Cap Growth Fund	340,788	340,788	-	-
Large Growth Fund	177,212	177,212	-	-
Mid Cap Blend Fund	20,300	20,300	-	-
Money Market Fund	1	1	-	-
Small Cap Fund	225,149	225,149	-	-
Small Cap Growth Fund	180,404	180,404	-	-
Common stock	478,325	478,325	-	-
Common collective trusts	4,364,345	-	4,364,345	-
Grand total	$31,531,790	$27,167,445	$4,364,345	$-

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2013 and 2012

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in fair value of investments held at the end of the period are reported in net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. For the years ended December 31, 2013, and 2012, the net amount reported was appreciation of $5,207,800 and $3,416,362, respectively.

7. Party-in-Interest Transactions

In 2013 and 2012, certain Plan investments were funds managed by T. Rowe Price, a party-in-interest to the Plan.

The Plan held investments in the common stock of the Plan Sponsor with a fair value of $715,360 and $478,325, each 2% or less of net assets available for benefits, at December 31, 2013, and 2012, respectively.

The Plan had notes receivable from active participants of $2,682,286 and $2,346,641 at December 31, 2013, and 2012, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PGT Savings Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

December 31, 2013 and 2012

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying statements of net assets available for benefits to the 2013 and 2012 Form 5500, respectively:

	At December 31,
	2013	2012

Net assets available for benefits per the financial statements	$40,405,033	$33,698,541
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts within common collective trust	54,396	179,890

Net assets available for benefits per Form 5500	$40,459,429	$33,878,431

The following is a reconciliation of net increase in net assets available for benefits per the accompanying statements of changes in net assets available for benefits to net income per the 2013 and 2012 Form 5500, respectively:

	Years ended December 31,
	2013	2012

Net increase in net assets available for benefits per
the financial statements	$6,706,492	$3,508,914
Adjustment from fair value to contract value for fully benefit-responsive investment contracts within common collective trust:
Prior year	(179,890)	(165,132)
Current year	54,396	179,890

Net income per Form 5500	$6,580,998	$3,523,672

Supplemental Schedule
(Modified Cash Basis)

PGT Savings Plan

EIN: 59-2038649 Plan No: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2013

		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,		Current
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Market
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	INVESCO Mid-Cap Core Equity	Mid Cap Blend Fund	#	$52,468
	American Beacon Large Cap Value Fund	Large Cap Growth Fund	#	244,375
	American Century Equity Income Fund	Large Cap Growth Fund	#	329,342
	American Europacific Growth Fund	Foreign Large Blend Fund	#	408,695
	Eagle Small Cap Growth Fund	Small Cap Growth Fund	#	273,923
	Harbor Capital Appreciation Fund	Large Growth Fund	#	310,948
	Pimco Total Return Fund, Institutional	Intermediate Term Bond Fund	#	277,054
*	T Rowe Price Retirement Income Fund	Blended Assets Fund	#	185,719
*	T Rowe Price Retirement 2005 Fund	Blended Assets Fund	#	320,966
*	T Rowe Price Retirement 2010 Fund	Blended Assets Fund	#	1,044,741
*	T Rowe Price Retirement 2015 Fund	Blended Assets Fund	#	3,292,779
*	T Rowe Price Retirement 2020 Fund	Blended Assets Fund	#	6,083,534
*	T Rowe Price Retirement 2025 Fund	Blended Assets Fund	#	6,496,373
*	T Rowe Price Retirement 2030 Fund	Blended Assets Fund	#	5,212,734
*	T Rowe Price Retirement 2035 Fund	Blended Assets Fund	#	3,392,561
*	T Rowe Price Retirement 2040 Fund	Blended Assets Fund	#	2,261,959
*	T Rowe Price Retirement 2045 Fund	Blended Assets Fund	#	1,289,493
*	T Rowe Price Retirement 2050 Fund	Blended Assets Fund	#	232,116
*	T Rowe Price Retirement 2055 Fund	Blended Assets Fund	#	151,271
	Vanguard 500 Index, Signal Fund	Large Blended Fund	#	1,079,971
	Wells Fargo Adv Small Cap Value Fund	Small Cap Fund	#	228,333
	U.S. Treasury Money Fund	Money Market Fund	#	1
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	3,892,427
*	PGT, Inc.	Common Stock	#	715,360
*	Loans to participants	Interest rates ranging from 4.25% to 9.25%	#	2,682,286

				$40,459,429

* Indicates party-in-interest to the Plan.
# Historical cost is not required as investments are particpant-directed.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: June 23, 2014

	By:	/s/ Debbie LaPinska
Debbie LaPinska
Vice President of Customer Relations PGT, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.